UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2022** AND ENDING **12/31/2022**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Mid-Continent Securities, Ltd.**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1218 Webster Street

(No. and Street)

Houston	**TX**	**77002**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William H Van Pelt, IV 713-289-6200	**bvp4@mccltd.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

M&K CPAs, PLLC

(Name – if individual, state last, first, and middle name)

363 N Sam Houston Parkwa Houston	**TX**	**77060**
(Address)	(City)	(State)	(Zip Code)

07/18/2006	**2738**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, William H Van Pelt IV, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Mid-Continent Securities Ltd, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: William H Van Pelt IV

Title: President, FINOP

Nelda J Hebert

Notary Public

NELDA J. HEBERT
My Notary ID # 124343683
Expires September 24, 2026

NOTARY PUBLIC STATE OF TEXAS

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MID-CONTINENT SECURITIES, LTD.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2022

MID-CONTINENT SECURITIES, LTD.

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2022



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Partner
Mid-Continent Securities, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mid-Continent Securities, Ltd. as of December 31, 2022, the related statements of operations, changes in partners' capital, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mid-Continent Securities, Ltd. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Mid-Continent Securities, Ltd.'s management. Our responsibility is to express an opinion on Mid-Continent Securities, Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mid-Continent Securities, Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplementary Reports Pursuant to SEC Rule 15c3-3(k)(2)(i) Exemption of the Securities and Exchange Act of 1934, Supplementary Schedules Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of Mid-Continent Securities, Ltd.'s financial statements. The supplemental information is the responsibility of Mid-Continent Securities, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary Reports Pursuant to SEC Rule 15c3-3(k)(2)(i) Exemption of the Securities and Exchange Act of 1934, Supplementary Schedules Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934 is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ M&K CPAS, PLLC

M&K CPAS, PLLC
We have served as Mid-Continent Securities, Ltd.'s auditor since 2022
Houston, TX
April 14, 2023


MID-CONTINENT SECURITIES, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022



ASSETS


ASSETS:		
Current Assets		
Cash and Cash Equivalents	$	649,680
Commissions Receivable		125,776
Prepaid Expenses		20,000
Total Current Assets		795,456
Non-Current Assets		
Note Receivable - Related Party		325,000
TOTAL ASSETS	$	1,120,456


LIABILITIES AND PARTNERS' CAPITAL


LIABILITIES:		
Current Liabilities		
Commissions Payable	$	487,507
Total Current Liabilities		487,507
TOTAL LIABILITIES		487,507
PARTNERS' CAPITAL		632,949
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	1,120,456


The accompanying notes are an integral part of these financial statements.


MID-CONTINENT SECURITIES, LTD.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

REVENUES:		
Placement Fee Revenues	$	1,176,273
Total Revenues		1,176,273
GENERAL AND ADMINISTRATIVE EXPENSES:		
Commission Expense		1,054,074
Office Rent		25,562
Office Rent - Related Party		6,000
Professional Fees		18,888
License and Registration Fees		15,165
Subscriptions and Membership Dues		18,295
Other Expenses		2,408
Total General and Administrative Expenses		1,140,392
NET INCOME	$	35,881

The accompanying notes are an integral part of these financial statements.

MID-CONTINENT SECURITIES, LTD.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2022

	General Partner	Limited Partner	Total
Balance, December 31, 2021	$ 20,464	$ 2,039,129	$ 2,059,593
Net Income	3,588	32,293	35,881
Distributions	(14,625)	(1,447,900)	(1,462,525)
Balance, December 31, 2022	$ 9,427	$ 623,522	$ 632,949

The accompanying notes are an integral part of these financial statements.

MID-CONTINENT SECURITIES, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$	35,881
Adjustments to reconcile net income to net cash provided by operating activities		
Net change in:		
(Increase) decrease in commission receivable		1,054,421
(Increase) decrease in prepaid expense		(7,885)
Increase (decrease) in commissions payable		(936,435)
Net cash provided by operating activities		145,982

CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase) in note receivable - related party	(325,000)
Net cash used in investing activities	(325,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to Partners	(1,462,525)
Net cash used in financing activities	(1,462,525)

NET CHANGE IN CASH AND CASH EQUIVALENTS		(1,641,543)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		2,291,223
CASH AND CASH EQUIVALENTS, END OF YEAR	$	649,680

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash Paid for Interest	$	-
Cash Paid for Income Taxes	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1:   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business Activity

Mid-Continent Securities, Ltd. (the Partnership) was organized on April 2, 2002 under the laws of the State of Texas to engage solely in the business as a registered broker-dealer.

The general partner has a 1% partnership interest and the limited partner a 99% partnership interest. The Partnership terminates on December 31, 2102, unless terminated at an earlier date as provided for in the Partnership Agreement.

The Partnership became a registered broker/dealer with the Securities and Exchange Commission ("SEC") in April 2002 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership operates under the provisions of Paragraph k(2)(i) of Rule 15c3-3 of the SEC and accordingly is exempt from the remaining provisions of that Rule. The Partnership's customers consist primarily of individuals located throughout the United States of America.

This summary of significant accounting policies of the Partnership is presented to assist in understanding the financial statements. The financial statements and notes are representations of management, who are responsible for their integrity and objectivity. These accounting policies reflect industry practices, conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements. The following items comprise the significant accounting policies of the Partnership.

Basis of Accounting

The Partnership maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, which is required by the SEC and FINRA whereby revenues are recognized in the period earned and expenses when incurred. Accounting principles followed by the Partnership and the methods of applying those principles, which materially affect the determination of financial position, results of operations and cash flows are summarized below.

Revenue Recognition

The Partnership receives commissions for directing its customers to invest in hedge funds, mutual funds and variable life insurance products. The Partnership does not carry any securities for its customers. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Partnership's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Under Topic 606, revenue is recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

We determine revenue recognition through the following steps:

• identification of the contract, or contracts, with a customer;
• identification of the performance obligations in the contract;
• determination of the transaction price;
• allocation of the transaction price to the performance obligations in the contract;
• recognition of revenue when, or as, we satisfy a performance obligation.

Commissions and Placement Fee Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract. The Partnership provides investment advisory services daily. The Partnership believes the performance obligation for providing advisory services is satisfied over time because the client is receiving and consuming the benefits as they are provided by the Partnership. Fee arrangements are based on a percentage applied to the client's assets under management. Revenue is recognized at the point that performance under the arrangement is complete.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-continued

Commissions and Placement Fee Income-continued

For certain contracts, revenues are recognized over time in which the performance obligation are simultaneously provided by the Partnership and consumed by the customer and commissions are received by the Partnership.

Accounts and Commissions Receivable

Accounts and commissions receivable represent amounts owed to the Partnership which are expected to be collected within the next twelve months. Management evaluates receivables on an ongoing basis by analyzing current economic conditions, customer relationships, and previous payment histories. At December 31, 2022, no allowance for doubtful accounts is established as all receivables are deemed collectible.

Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks and all short-term, highly liquid investments which are readily convertible into cash and have an original maturity of three months or less.

Fair Value Measurements

The carrying amounts of the Partnership's financial instruments, which include cash and cash equivalents, commissions receivable, note receivable-related party, and commissions payable, approximate their fair values due to their short maturities.

Income Tax

The Partnership has elected to be taxed as a partnership. As such, the Partnership does not pay Federal corporate income taxes on its taxable income. Instead, the partners are liable for individual Federal income taxes on their respective shares of taxable income. The Partnership is liable for Texas margin tax, which is based upon taxable margin, as defined under the law, rather than being based on Federal taxable income. As of and for the year ended, December 31, 2022, the Partnership's Texas margin tax expense was not significant. The Partnership has no uncertain tax positions as of December 31, 2022.

Management Review

The Partnership has evaluated subsequent events through April 14, 2023, the date of the financial statements were available to be issued. There were no subsequent events requiring recognition or disclosure.

NOTE 2: PARTNERSHIP AGREEMENT

The following are some of the significant terms of the Partnership Agreement:

<u>Management</u>

The general partner, MCSALGP, LLC, except as otherwise expressly stated or provided in the Partnership Agreement and subject to the approval of the limited partner to the extent required by the Partnership Agreement, shall have the sole and exclusive right to manage the business of the Partnership.

<u>Liability of Limited Partner</u>

The liability of the limited partner to the Partnership shall be limited to the difference between the limited partner's capital contributions as actually made and that stated in the initial offering certificate as having been made; provided, however, that when the limited partner has received the return in whole or in part of his capital contribution, he shall nevertheless be liable to the Partnership to the extent required by law for any sum, not in excess of such return with interest at the legal rate thereon, necessary to discharge the Partnership's liabilities to all creditors who extend credit or whose claims arose before such return, and who have not waived this provision in whole or in part.

<u>General Allocation of Income and Expenses</u>

Net income and losses shall be allocated one percent to the general partner and ninety-nine percent to the limited partner.

<u>Special Allocation of Income and Expenses</u>

To the extent that an allocation of losses would cause a limited partner to have an adjusted capital account deficit at the end of any fiscal year, then, those losses shall be allocated 100% to the general partner. If losses have been allocated pursuant to the terms of the agreement, then profits shall be allocated 100% to the general partner until the aggregate profits allocated to the general partner for the fiscal year end and all previous years is equal to the aggregate losses allocated to the general partner for all fiscal years.

<u>Payment of Distributions</u>

The general partner shall make distributions from time to time, by majority vote of the general partner, to cause the Partnership to distribute cash or property to the partners as a return of capital. Distributions need not to be made in accordance with the partners' units or capital accounts. Rather, distributions can be made to any partner, in the general partner's discretion, including itself, as long as that distribution is designated as a return of capital, provided, however, that the distributions may be made only to a partner to the extent of the positive balance in that partner's capital account.

NOTE 3: NOTE RECEIVABLE – RELATED PARTY

The Partnership entered into a note receivable on January 25, 2022, from Eva St. Clair Van Pelt 2003 Irrevocable Trust, a related party. The note is due in full on January 25, 2025 with an interest rate of .44% per annum.

NOTE 4: RELATED PARTY TRANSACTIONS

Under terms of a monthly agreement, the Partnership pays $500 monthly to the limited partner for rent and certain administrative services. The monthly payment is not necessarily indicative of the costs that would have been incurred had the Partnership been a separate and independent partnership. During the years ended December 31, 2022, the Partnership paid $6,000 to the limited partner. See also Note 3 above.

NOTE 5:   CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Partnership to concentrations of credit risk consist of cash and cash equivalents and commission receivable. At various times during the year, the Partnership may have bank deposit in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions.

As of December 31, 2022, customer concentrations were as follows:

Customer Name	% of Revenues	% of Commissions Receivable
Customer A	61%	87%
Customer B	25%	0%

NOTE 6:   NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2022, the Partnership had net capital of $278,889 which was $239,869 in excess of its required net capital of $32,517. Additionally, the Partnership's ratio of aggregate indebtedness to net capital was 174.8%.

NOTE 7:   COMMITMENTS AND CONTINGENCIES

Lease Commitment

The FASB issued ASU 2016-02, "Leases" Topic 842, which amends the guidance in form ASC 840, Leases. The new standard increases transparency and comparability most significantly by requiring the recognition of lessees of right-to-use ("ROU") assets and lease liabilities on the balance sheet for all leases longer than 12 months. The Partnership leases office space under a month-to-month agreement from a related party and ASC 842 does not apply to the Partnership for this monthly agreement. The Partnership has no other lease commitments.

Litigation

The Partnership from time to time may be involved in litigation relating to claims arising out of its normal course of business. Management believes that there were no claims or actions pending or threated against the Partnership, the ultimate disposition of which would have a material impact on the Partnership's financial position, results of operations or cash flows.

NOTE 8:   SUBSEQUENT EVENTS

The Partnership has evaluated all subsequent events through April 14, 2023, the date the financial statements were available to be issued.

MID-CONTINENT SECURITIES, LTD.
SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
IN ACCORDANCE WITH RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2022

Net Capital:		
Partners' capital from statement of financial condition	$	632,949
Non-allowable assets		(354,060)
Net capital before haircuts		278,889
Haircuts		-
NET CAPITAL	$	278,889
Computation of basic net capital requirement:		
Minimum net capital required (greater of $25,000 or 6-2/3% of aggregate indebtedness.)	$	32,517
Net capital in excess of minimum requirement		246,372
Net capital less 120% of minimum net capital required	$	239,869
Ratio:		
Aggregate indebtedness to net capital		1.748 to 1
Ratio of subordinated indebtedness to debt/equity total		-

Note: There are no material differences between the above computation and the computation of net capital as of December 31, 2022 as previously filed on January 26, 2023 by Mid-Continent Securities, Ltd. on Form X-17A-5.

MID-CONTINENT SECURITIES, LTD.
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2022

The Partnership is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule afterwards. The Partnership does not hold funds for security for, or owe money or securities to, customers.

MID-CONTINENT SECURITIES, LTD.
SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2022

The Partnership is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule afterwards. The Partnership did not maintain possession or control of any customer funds or securities.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Partner
Mid-Continent Securities, Ltd.

We have reviewed management's statements, included in the accompanying Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2), in which (1) Mid-Continent Securities, Ltd. identified the following provisions of 17 C.F.R.§15c3-3(k) under which GRF Capital Investors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(i) (exemption provisions) and (2) Mid-Continent Securities, Ltd. stated that Mid-Continent Securities, Ltd. met the identified exemption provisions throughout the most recent fiscal year of December 31, 2022 without exception. Mid-Continent Securities, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mid-Continent Securities, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

/s/ M&K CPAS, PLLC

M&K CPAS, PLLC
Houston, TX
April 14, 2023



MID-CONTINENT SECURITIES, LTD.

William H. Van Pelt, IV
President

February 25, 2023

Mid-Continent Securities, Ltd's Exemption Report

Mid-Continent Securities, Ltd. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R.§240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from by 17 C.F.R. §240.15c3-3 under the following provisions of by 17 C.F.R. §240.15c-3(k)(2)(i)-"Special Account for the Exclusive Benefit of customers" maintained. Our firm does not hold nor receive customer funds nor securities.

(2) The Company met the identified exemption provisions in by 17 C.F.R. §240.15c-3(k) throughout the most recent fiscal year without exception.

Mid-Continent Securities, Ltd.

I, William H. Van Pelt, IV, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:_____
     William H. Van Pelt, IV
     President

The Benjamin Building   Telephone: 713.289.6200
1218 Webster Street   Facsimile: 713.289.6290
Houston, Texas 77002-8841   Member FINRA / SIPC